UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F – ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes – ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:

•	our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our ability to comply with governmental rules and regulations, including Korean Ministry of Information Communication (MIC) regulations related to telecommunications providers and rules related to our status as a “market-dominating business entity” under the Fair Trade Commission of Korea’s Korean Monopoly Regulation and Fair Trade Act;

•	our expectations and estimates related to: interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; research and development expenditures; and other financial estimates;

•	the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system; and

•	the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

We must file annual reports with the Financial Supervisory Commission of Korea and the Korean Stock Exchange. These annual reports contain our audited, reviewed and non-consolidated financial statements as of and for the year ended December 31, 2003 and 2004, that are prepared in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. You should read the following discussion together with our audited non-consolidated financial statements which was disclosed on March 31, 2005.

     The financial information described below and in our audited non-consolidated financial statements as of December 31, 2003 and December 31, 2004 is non-consolidated, and therefore does not reflect the results of operations of our subsidiaries other than those reflected under the equity method of accounting. While non-consolidated net income reflects the results of our consolidated subsidiaries, our other non-consolidated financial data, including operating revenue and operating income, do not. Accordingly, we believe that while there should not be any material differences between our net income on a non-consolidated basis and our net income on a consolidated basis, our other financial data, including those items noted herein, may be materially different on a consolidated basis. As a result, the financial information below is not comparable with the consolidated financial information presented in our annual report on Form 20-F for the year ended December 31, 2003, filed with the United States Securities and Exchange Commission on June 1, 2004.

     Under Korean GAAP, our non-consolidated revenues accounted for approximately 92.6% and 92.7% of our consolidated revenues in the years ended December 31, 2002 and 2003, respectively; and at December 31, 2002 and 2003, our non-consolidated assets were approximately 89.4% and 96.8% of our consolidated assets and our non-consolidated current assets were approximately 66.8% and 85.0% of our consolidated current assets, respectively. We can give no assurance as to what the ratios will be for the year ended December 31, 2004.

     Accounting principles and their application in practice vary among countries. The following discussion and our annual non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. Accordingly, this report and the non-consolidated financial statements that was disclosed on March 31, 2005 are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

Selected Financial Data

     The following table sets forth selected financial data derived from our non-consolidated financial statements as of and for the year ended December 31, 2004. You should read the selected non-consolidated financial data below in conjunction with our non-consolidated financial statements included in this report.

	For the year Ended December 31,
	2003		2004		2003	2004
Non-consolidated income statement data	(In Billions of Won)				(In millions of U.S. dollars)
Operating Revenue	W	9,520.2	W	9,703.7	$9,197.4	$9,374.6
Wireless Service[1]		8,492.9		8,845.1	8,204.9	8,545.1
Interconnection		1,027.3		858.6	992.5	829.5

Operating Expenses		6,439.6		7,344.1	6,221.2	7,095.1
Operating Income		3,080.7		2,359.6	2,976.2	2,279.6
Other Income		250.4		237.1	242.0	229.1
Other Expenses		616.9		480.9	596.0	464.6
Income Taxes		771.4		620.9	745.3	599.9

Net Income	W	1,942.8	W	1,494.9	$1,876.9	$1,444.2

	As of	As of	As of	As of
Non-consolidated balance sheet data	December 31,	December 31,	December 31,	December 31,
	2003	2004	2003	2004
	(In Billions of Won)		(In millions of U.S. dollars)
Total Current Assets	W 3,460.7	W 3,854.3	3,343.4	3,723.6
Total Non-Current Assets	9,915.3	10,166.3	9,579.0	9,821.6
Total Assets	13,376.0	14,020.7	12,922.4	13,545.3
Total Current Liabilities	4,232.0	2,859.7	4,088.5	2,762.7
Total Long-Term Liabilities	3,202.1	4,033.9	3,093.6	3,897.1
Total Stockholders’ Equity	5,941.8	7,127.1	5,740.4	6,885.4

Results of Operations

     Non-Consolidated Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our

[1]	Includes revenues from line leases and solution sales.

wireless services and interconnection fees paid to us by other telecommunications operators. The amount of our revenue depends principally upon the number of wireless subscribers, the rates we charge for our services, subscriber usage of our services, and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.

     Non-Consolidated Operating Revenue. Our operating revenue increased by 1.9% to Won 9,703.7 billion in the year ended December 31, 2004 from Won 9,520.2 billion in the corresponding period in 2003. This increase was principally a result of a 38.1% increase in our wireless internet service revenue to Won 1,823.3 billion in the year ended December 31, 2004, up from Won 1,320.1 billion in the corresponding period in 2003, as a result of an increase in the Nate service revenue and the phone mail service revenue, which was offset by a 16.6 % decrease in interconnection revenue due in part to the adjusted interconnect rates announced by the MIC on July 9, 2004 (described below).

     In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. Subscribers who switch operators to or from SK Telecom must purchase a new handset, as we use a different frequency than our competitors, KT Freetel and LG Telecom. In accordance with the plan published by the MIC, we were required to permit number portability first, beginning on January 1, 2004. The following number of subscribers have transferred to the service of our competitors during each month following our implementation of the number portability system:

     * Number of Subscribers Transferred to Other Operator

Month	SKT—>KTF	SKT—>LGT	KTF—>SKT	KTF—>LGT	Total
Jan	203,853	101,414	—	—	305,267
Feb	102,282	81,594	—	—	183,876
Mar	111,077	103,155	—	—	214,232
Apr	139,508	122,146	—	—	261,654
May	167,228	92,414	—	—	259,642
Jun	137,489	73,100	—	—	210,589
Jul	53,611	23,116	277,751	20,504	374,982
Aug	29,698	60,240	67,743	45,724	203,405
Sep	90,075	49,959	5,744	42,995	188,773
Oct	64,563	46,169	62,131	39,701	212,564
Nov	74,478	56,135	59,578	51,802	241,993
Dec	97,210	47,635	94,466	41,773	281,084
Total	1,271,072	857,077	567,413	242,499	2,938,061

     Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel introduced number portability beginning on July 1, 2004 and LG Telecom introduced number portability beginning on January 1, 2005. Notwithstanding our implementation of number portability on January 1, 2004, our total number of wireless subscribers increased to approximately 18.8 million as of December 31, 2004, up from approximately 18.3 million as of December 31, 2003. We believe that the increase in the number of wireless subscribers resulted in part from our service quality and marketing efforts.

     On June 15, 2004, the Minister of Information and Communication (MIC) issued a suspension that prohibited us from acquiring new subscribers for a period of 40 days beginning on August 20, 2004. The MIC also issued suspensions to our three largest competitors that prohibited them from acquiring new subscribers for periods ranging from 20 days to 30 days. KT Freetel Co. Ltd. was issued a 30 day suspension beginning on July 21, 2004; LG Telecom Ltd. was issued a 30 day suspension beginning on June 21, 2004; and Korea Telecom was issued a 20 day suspension beginning on July 21, 2004. These suspensions resulted from MIC’s determination that we violated the ban on providing subsidies to handset purchasers. During the suspensions, each company was able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers. Because of the length and timing of our suspension relative to our competitors, we believe the suspension had a negative impact on the number of new subscribers to our services in August and September. Only 5,744 subscribers switched to our service from KT Freetel under the number portability program in September.

     On an aggregate basis, interconnection revenue decreased by 16.4% to Won 858.6 billion in the year ended December 31, 2004, down from Won 1,027.3 billion in the corresponding period in 2003. This decrease was due in part to the new adjusted interconnect rates announced by the MIC on July 9, 2004, which were applied retroactively. The new interconnect rates are as follows:

Year	SK Telecom	KT Freetel	LG Telecom
2003	41.02	47.99	52.89
2004	31.81	47.66	58.55
2005	31.19	46.70	54.98

     The interconnection rates were adjusted based on the original cost of individual operators under Long Run Incremental Cost (LRIC) method and the competitive market situation in the telecommunication service industry of Korea. The LRIC method is designed to calculate costs of interconnection of individual telecommunication service providers within a network using certain models called “bottom-up” and “top-down.” The LRIC method was adopted by other countries such as the United States, the United Kingdom and Japan. The new rates had a negative impact on our operations in this year in the amount of approximately Won 289.2 billion, resulting from an estimated Won 168.7 billion reduction in revenue and Won 120.5 billion increase in interconnection expenses. The Won 120.5 billion increase in the interconnection expenses includes the increase in the land-to-mobile (LM) interconnection expenses that we will have to pay to fixed-line service providers.

     Our non-consolidated average monthly revenue per subscriber (excluding interconnection revenue) decreased by 0.13% to Won 39,689 in the year ended December 31, 2004, down from Won 39,739 in the corresponding period in 2003. The increase is principally due to increases in average monthly revenue per subscriber from wireless Internet services, which were partially offset by a decrease in average monthly revenue per subscriber from call charges and value-added services.

     Our non-consolidated average monthly revenue per subscriber from monthly fee and call charges decreased by 5.6% to Won 29,023 in the year ended December 31, 2004, down from Won 30,748 in the corresponding period in 2003. The decrease is primarily due to the reduction in monthly fee effective September 1, 2004.

     Our non-consolidated average monthly revenue per subscriber from wireless Internet services sales (including line lease and solution sales) increased by 32.5% to Won 8,182 in the year ended December 31, 2004, up from Won 6,177 in the corresponding period in 2003. Wireless Internet services sales increased by 40.7% to Won 1,823.4 billion in the year ended December 31, 2004 (representing 20.6% of our wireless service revenue), up from Won 1,320.1 billion in the corresponding period in 2003, primarily due to the increased number of subscribers who use wireless Internet-enabled handsets.

     Our non-consolidated average monthly revenue per subscriber from value-added services such as caller ID service and ring tone service and other sales decreased by 19.8% to Won 1,594 in the year ended December, 2004, down from Won 1,988 in the corresponding period in 2003. Value-added services and other sales decreased by 16.4% to Won 355.2 billion in the year ended December 31, 2004 down from Won 424.8 billion in the corresponding period in 2003, primarily due to a decrease in caller ID rates from Won 2,000 to Won 1,000 that took effect in October 2003.

     Non-Consolidated Operating Expenses. Our operating expenses in the year ended December 31, 2004 increased by 14.0% to Won 7,344.1 billion compared to Won 6,439.6 billion in the corresponding period in 2003, primarily due to increases in commissions paid, depreciation and amortization expenses, labor costs, leased line expenses and miscellaneous operating expenses, which more than offset decreases in cost of goods sold and advertising expenses.

     Commissions increased by 21.6% to Won 2,827.2 billion in the year ended December 31, 2004, compared to Won 2,324.6 billion in the corresponding period in 2003, primarily due to the 2.8% increase in the average number of subscribers during the period and increases in commissions in an effort to retain existing subscribers that were affected by the number portability system introduced in 2004 and to acquire new subscribers. We also increased our marketing activities to maintain our market leadership in 2G and 2.5G services, to promote our 3G services and to counter the effects of number portability. In addition, commissions paid to our content providers increased as the wireless Internet usage increased.

     Labor costs increased by 14.1% to Won 448.1 billion in the year ended December 31, 2004, compared to Won 392.7 billion in the corresponding period in 2003. The increase was primarily due to an increase in performance bonuses and an increase in salaries.

     Depreciation and amortization expense increased by 8.5% to Won 1,577.4 billion in the year ended December 31, 2004, compared to Won 1,488.2 billion in the corresponding period in 2003. The increase in depreciation and amortization expenses was primarily due to the continued expansion of our CDMA 1xRTT network.

     Leased line expenses increased by 20.9% to Won 365.4 billion in the year ended December 31, 2004, up from Won 302.3 billion in the corresponding period in 2003, primarily due to higher call volumes.

     Miscellaneous operating expenses increased by 16.7% to Won 401.7 billion in the year ended December 31, 2004, compared to Won 344.1 billion in the corresponding period in 2003, primarily due to increases in taxes and other dues and rent expenses.

     Network interconnection expenses increased by 16.3 % to Won 858.8 billion in the year ended December 31, 2004, compared to Won 738.2 billion in the corresponding period in 2003, primarily due to a increase in interconnection rates and a increase in the level of interconnection fees that we must pay to other operators for calls using their networks, which was partially offset by the higher subscriber numbers. Mobile-to-mobile interconnection expenses increased by 22.7% to Won 644.6 billion in the year ended December 31, 2004, compared to Won 525.4 billion in the corresponding period in 2003. Mobile-to-land interconnection expenses decreased by 12.1% to Won 167.6 billion in the year ended December 31, 2004, compared to Won 190.6 billion in the corresponding period in 2003.

     Cost of goods sold decreased by 69.1% to Won 5.9 billion in the year ended December 31, 2004, compared to Won 19.2 billion in the corresponding period in 2003. The decrease was primarily due to a decrease in sales of wireless Internet solutions (including software, hardware and service) following the completion of our obligation to provide wireless Internet solutions to Asia Pacific Broadband Wireless Communications (APBW) at the end of 2003.

     Advertising expenses decreased by 9.0% to Won 328.6 billion in the year ended December 31, 2004, compared to Won 361.1 billion in the corresponding period in 2003. We reduced advertising and focused our efforts on managing our distribution network to mitigate the effect of number portability.

     Non-Consolidated Operating Income. Our operating income decreased by 23.4% to Won 2,359.6 billion in the year ended December 31, 2004, down from Won 3,080.7 billion in the corresponding period in 2003. Our operating income decreased principally because our operating expenses increased at a faster rate than our operating revenue, primarily due to an increase in marketing expenses as required to keep our market share under the number portability system that were introduced in 2004. Although we expect our marketing expenses to continue to increase in an effort to promote our new services such as W-CDMA and satellite-based digital multimedia broadcasting, we anticipate no significant changes in marketing expenses as a percentage of operating revenue in the year of 2005.

     Non-Consolidated Other Income. Other income, consisting primarily of equity in earnings of affiliates, interest income, dividend income, commission income and foreign exchange and translation gains, decreased by 5.3% to Won 237.1 billion in the year ended December 31, 2004, compared to Won 250.4 billion in the corresponding period in 2003, primarily due to decreases in commissions and other miscellaneous income, which were partially offset by an increase in equity in earnings of affiliates.

     Non-Consolidated Other Expenses. Other expenses include interest and discount expenses, loss on disposal of property, equipment and intangible assets and donations. Other expenses decreased by 22.0% to Won 480.9 billion in the year ended December 31, 2004, compared to Won 616.9 billion in the corresponding period in 2003. The decrease was primarily due to decreases in interest and discounts, equity in losses of affiliates and other miscellaneous expenses, which more than offset increases in loss on disposal of investment assets. As a percentage of operating revenue, other expenses decreased to 5.0% in the year ended December 31, 2004, from 6.5% in the corresponding period in 2003.

     Non-Consolidated Income Tax. Provision for income taxes decreased by 19.5% to Won 620.9 billion in the year ended December 31, 2004, from Won 771.4 billion in the corresponding period in 2003. Our effective tax rate decreased to 29.3% in the year ended December 31, 2004, from an effective tax rate of 28.4% in the corresponding period in 2003.

     Non-Consolidated Net Income. Principally as a result of the factors discussed above, our net income decreased by 23.1% to Won 1,494.9 billion in year ended December 31, 2004, down from Won 1,942.8 billion in the corresponding period in 2003, with net income as a percentage of operating revenues at 15.4% in the year ended December 31, 2004 as compared to 20.4% in the corresponding period in 2003.

Liquidity and Capital Resources

     Liquidity

     We had a working capital (current assets minus current liabilities) surplus of Won 994.6 billion as of December 31, 2004 compared to a deficit of Won 771.3 billion as of December 31,

2003. We had cash, cash equivalents, short-term financial instruments and trading securities of Won 761.1 billion as of December 31, 2004 and Won 987.6 billion as of December 31, 2003. We had outstanding short-term borrowings of Won 400.0 billion as of December 31, 2004 and Won 728.7 billion as of December 31, 2003.

     Operating cash flow is our principal source of liquidity. Cash and cash equivalents increased by Won 84.6 billion to Won 113.0 billion at December 31, 2004, up from Won 28.4 billion at December 31, 2003.

     Net Cash Flow from Operating Activities. Our principal source of liquidity is cash flow from operations. Cash flow provided by operations was Won 2,478.9 billion in the year ended December 31, 2004, compared to Won 3,278.9 billion during the same period in 2003.

     Net Cash from Investing Activities. Investing activities used cash of Won 1,421.2 billion in the year ended December 31, 2004, compared to Won 1,631.1 billion during the same period in 2003. Cash inflows from investing activities were Won 623.9 billion in the year ended December, 2004, compared to Won 985.0 billion during the same period in 2003, and the primary contributor to such inflows related to a decrease in trading securities of Won 220.8 billion in the year ended December 31, 2004, compared to Won nil during the same period in 2003. Cash outflows for investing activities were Won 2,045.2 billion in the year ended December 31, 2004, compared to Won 2,616.0 billion during the same period in 2003. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 1,570.0 billion in the year ended December 31, 2004, compared to Won 1,611.2 billion during the same period in 2003; acquisition of long-term investment securities, which were Won 52.3 billion in the year ended December 31, 2004, compared to Won 430.7 billion during the same period in 2003; and increase of trading securities, which were nil in the year ended December 31, 2004, compared to Won 194.5 billion during the same period in 2003.

     Net Cash from Financing Activities. Financing activities used cash of Won 973.1 billion in the year ended December 31, 2004, compared to using cash of Won 1,668.9 billion during the same period in 2003. Cash inflows from financing activities included net increase in issuance of bonds, which provided cash of Won 1,205.7 billion in the year ended December 31, 2004, compared to Won 688.7 billion during the same period in 2003, and an increase in short-term borrowings, which provided cash of Won nil in the year ended December 31, 2004, compared to using cash of Won 108.7 billion during the same period in 2003. Cash outflows for financing activities included, among other items, net repayment of short-term borrowing of Won 328.7 billion in the year ended December 31, 2004, compared to nil during the same period in 2003; repayment of the current portion of long-term debt, which used cash of Won 1,370.0 billion in the year ended December 31, 2004, compared to Won 924.2 billion during the same period in 2003; acquisition of treasury stock, which used cash of Won 2.1 million in the year ended December 31, 2004, compared to Won 1,379.3 billion during the same period in 2003; and payment of dividends which used cash of Won 478.3 billion in the nine month period ended December 31, 2004, compared to Won 151.7 billion during the same period in 2003.

     The net increase in cash and cash equivalents was Won 84.6 billion in the year ended December 31, 2004, compared to Won 22.2 billion during the same period in 2003.

     Long Term Debt

     We had total non-consolidated long-term debt (excluding current portion) of Won 4,033.9 billion as of December 31, 2004 and Won 3,202.1 billion as of December 31, 2003. Our non-consolidated long-term debt as of December 31, 2004 included, among other items, bonds payable in the net amount of Won 2,891.8 billion, facility deposits of Won 31.4 billion, long-term payables of Won 577.3 billion and deferred income tax liabilities of Won 323.1 billion. Our non-consolidated long-term debt as of December 31, 2003 included, among other items, bonds payable in the net amount of Won 2,256.6 billion, facility deposits of Won 44.2 billion, long-term payables of Won 564.1 billion, deferred income tax liabilities of Won 242.1 billion and bank and institutional loans of Won 1.6 billion. As of December 31, 2004, substantially all of our foreign currency-denominated long-term debt was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

     In May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. These bonds mature in May 2005, July 2007, August 2007 and November 2007, and have an annual interest rate of 6.0%, 6.0%, 6.0% and 5.0%, respectively. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%.

     In March, May and December 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion, 150.0 billion and 200 billion, respectively. These bonds will mature in April 2009, May 2009 and December 2011, respectively, and have an annual interest rate of 5.0%, 5.0% and 3.0%, respectively. The proceeds of the Won-denominated note offering in March, May and December 2004 were used for our operations.

During the year 2004, we completed the following debt offerings:

In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.

On May 27, 2004, we issued our US$329,450,000 Zero Coupon Convertible Notes due 2009, pursuant to an indenture dated as of May 27, 2004 between us and Citibank, N.A. Holders of Zero Coupon Convertible Notes will have the right to convert their notes (or any portion thereof being US$100,000 in principal amount or an integral multiple of US$10,000 in excess thereof) into shares of our common stock at the initial conversion price of Won 235,625 per share, subject to adjustments for stock splits, dividends, sub-divisions and similar distributions, at any time on or after July 7, 2004 up to the close of business on May 13, 2009, subject to our right of redemption. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750.

Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004.

     Off Balance Sheet Arrangements. In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable resulting from our mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 10.9 billion and Won 12.9 billion, respectively. Nate First Special Purpose Company and Nate Second Special Purpose Company were liquidated in August 2003 and April 2004, respectively. On September 4, 2003 and December 15, 2003, we sold Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 12.9 billion and Won 9.9 billion, respectively. In connection with these asset-backed securitization transactions, we have obligations to repurchase up to 13.3% and 13.2% of the receivables for Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for three months or the debtors become insolvent. At June 30, 2004, the uncollected balances of accounts receivable sold to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were Won 14.4 billion and Won 101.3 billion, respectively.

     Capital Requirements and Resources

     We have spent Won 1,606.5 billion on capital expenditures in the year ended December 31, 2004. Of the Won 1,606.5 billion for capital expenditures in 2004, we spent Won 727.9 billion on capital expenditures related to expansion and improvement of our 95A/B and CDMA 1xRTT Network; Won 219.7 billion on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 658.9 billion on other capital expenditures and projects.

     In addition, construction of our new headquarters were completed at the end of 2004. As a result, our capital expenditures related to construction of buildings are decreased substantially this year.

     In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is expected to be approximately Won 92.0 billion. We launched the satellite in March 2004. We began our test service in February 2005, and plan to begin commercial service in May of 2005 although it depends on many factors including the Korean Broadcasting Commission’s approval of resending of terrestrial broadcasting.

     On March 24, 2005, we have completed the establishment of a joint venture with EarthLink, Inc. (“EarthLink”) to launch cellular voice and data services across the U.S. under a partial mobile virtual network operator system, or partial MVNO. Each of EarthLink and us has committed to invest an aggregate of USD 220 million in the joint venture over the course of 3 years starting 2005.

     From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

     As of December 31, 2004, our principal repayment obligations (on a non-consolidated basis) with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Twelve Months Ending December 31, 2004 Total
(In Billions of Won)

2005	W	500.0
2006		800.0
2007		700.0
Thereafter		1,499.0

     We also intend to incur research and development expenses, which are influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.9% of operating revenue in 2003 and 2.8% of operating revenue for the year ended December 31, 2004.

     No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.

     We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company’s credit requirements and pay a Won 10,000 premium for three years of coverage. Since August 1, 2002, SK Telecom has been paying initial premium for the first three years as well as renewal premium on behalf of the subscriber who elects to have facility insurance. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 44.2 billion as of December 31, 2003 to Won 31.4 billion as of December 31, 2004. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.

     Dividend Policy

In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 23, 2004, SKT’s board of directors approved the interim dividend rate of 1,000 Korean Won per common stock for the first half of fiscal year 2004. The shareholders who are registered in the SKT’s shareholders registry as of June 30, 2004 were entitled to receive the interim dividends. The interim dividend was paid in August 2004. The total amount of the interim dividend paid was 73,614,296,000 Korean Won.

At the ordinary shareholder’s meeting on March 11, 2005, our shareholders approved a cash dividend of 9,300 Won per common share, of which 4,100 Won is ordinary dividend (excluding interim dividend) and 5,200 Won is special dividend. The cash dividend was paid in April 2005.

     Derivative Instruments

     In connection with the issuance of our US$300 million notes in April 2004, we entered into currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure.

     In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust. On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of common stocks deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750.

     Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004. We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.

Other Information

     As a condition to the approval of the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The advisory committee subsequently recommended that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. On June 7, 2004, MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007.

     On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of December 31, 2004, we had approximately 18.8 million subscribers, representing a market share of approximately 51.3%. If we are subject to additional market share limitations in the future, our ability to compete effectively will be impeded.

     Twenty eight former minority shareholders of Shinsegi, including Jin Kap Park, filed a lawsuit against Shinsegi with the Seoul District Court in December 2001 to void the shareholders’ resolution approving the merger. In the lawsuit, the plaintiffs argued that the merger did not meet certain requirements of a “small scale” merger under the Korean Commercial Code and that the merger ratio was unfair and illegal. The Seoul District Court dismissed the lawsuit on April 25, 2002 on the grounds that the requirements of a “small scale” merger as claimed y the plaintiffs are not required under the correct interpretation of the Korean Commercial Code and that there is no evidence supporting the plaintiffs’ claim as to the unfairness of the merger ratio. After the plaintiffs’ appeal to the High Court on May 8, 2002 was denied, the plaintiffs further appealed to the Supreme Court which finally dismissed the claim on December 9, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: April 27, 2005